December 6, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Mail Stop 6010

Attn:	Russell Mancuso
Tom Jones
Angela Crane
Kevin Kuhar

Re:	Intellon Corporation
Registration Statement on Form S-1
File No. 333-144520
Initially Filed on July 12, 2007

Ladies and Gentleman:

On behalf of Intellon Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 4, 2007 relating to the Company’s Amendment Number 5 to the Registration Statement on Form S-1 (File No. 333-144520) filed with the Commission on November 27, 2007 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 6. Please note that Amendment No. 6 only includes certain new exhibits and changes to Part II of the Registration Statement and does not reflect any changes to the prospectus that forms Part I. Accordingly, such prospectus has been omitted from this filing.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in Amendment No. 6. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 6. References to “we,” “our” or “us” mean the Company or its advisor, as the context may require.

U.S. Securities and Exchange Commission

December 6, 2007

Shares Eligible for Future Sale, page 133

1.	Please tell us how you concluded that 294,694 shares can be sold immediately. Cite in your response all authority on which you rely.

RESPONSE TO COMMENT 1:

The 294,694 shares listed as eligible for immediate sale upon completion of the offering represent the shares included in the Company’s outstanding capital stock on an as-converted basis as of the most recent practicable date that will be eligible for immediate resale upon the effective date of the Registration Statement. Based on a certificate-by-certificate review, the Company has determined that these shares are (i) not subject to any contractual resale restrictions, (ii) have been held for at least one year, and (iii) are otherwise immediately saleable pursuant to the resale restrictions under Rule 144 upon the effective date of the Registration Statement. The Company supplementally advises the Staff that most of the Company’s existing shares, approximately 98% of the Company’s outstanding capital stock on an as-converted basis, is held by holders who have entered into contractual restrictions precluding the resale of such shares for at least 180 days from the effective date of the offering.

The Company also supplementally advises the Staff that it is aware of the Commission’s announcement on November 15, 2007 with respect to the adoption of certain changes to Rule 144 (the “Rule 144 Revisions”). Because the Rule 144 Revisions will not be effective until 60 days after publication, and because such publication has not yet occurred as of the date of this response, the Company has based its disclosure of shares immediately available for sale upon the provisions of existing Rule 144. Such existing provisions of Rule 144 will govern the resale of the Company’s shares on the anticipated effective date of December 12, 2007. Notwithstanding the foregoing, the Company has analyzed its existing shares on a pro forma basis if the Rule 144 Revisions were in effect as of the anticipated effective date of December 12, 2007 and has determined that such change in the resale rules would not have a material effect on the existing disclosure in the “Shares Eligible For Future Sale” section on page 133. The reasons no material change in disclosure would be necessary include (i) most of the existing shares are subject to contractual resale restrictions for at least 180 days following the effective date of the offering, (ii) the 21,852,536 shares as disclosed on page 133 otherwise subject to contractual resale restrictions become freely tradable following expiration of such contractual resale restrictions pursuant to Rule 144 or Rule 701 under either the existing resale rules or under the Rule 144 Revisions, and (iii) the number of additional shares that would otherwise become saleable sooner than disclosed on page 133 if the Rule 144 Revisions were in effect as of December 12, 2007 are immaterial. Further, because the future effective date of the Rule 144 Revisions is not known, any attempts to refine the existing disclosure based on such future date would be hypothetical.

U.S. Securities and Exchange Commission

December 6, 2007

Exhibit 5.1

2.	Please be advised that we may have additional comments after the opinion is filed as an exhibit.

RESPONSE TO COMMENT 2:

The Company has filed Exhibit 5.1 in connection with Amendment No. 6. We supplementally advise the Staff that the reference and limitation to the Delaware General Corporation Law in the legal opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws as currently in effect.

Confidential Treatment Request

The Company would like to supplementally advise the Staff that it is concurrently submitting a revised confidential treatment request and is filing revised exhibits 10.23, 10.25 and 10.26 that were the subject of the confidential treatment request. As we have discussed with the Staff and as is reflected in the concurrent paper submission of the confidential treatment request, we have substantially reduced the scope of our request for confidential treatment for exhibit 10.23 and have eliminated our request for confidential treatment of exhibits 10.25 and 10.26. In light of the fact that the Company is currently conducting marketing activities in connection with the offering and is anticipating seeking an order of effectiveness on or around December 12, 2007, the Company respectfully requests an accelerated review of the foregoing confidential treatment submission.

Please direct your questions or comments regarding this letter or the Amendment to the undersigned at (202) 416-6829. Thank you for your assistance.

Respectfully submitted,

PROSKAUER ROSE LLP

/s/ Trevor J. Chaplick

Trevor J. Chaplick

cc:	Charles E. Harris, Intellon Corporation
Brian T. McGee, Intellon Corporation
Larissa M. Cochron, Intellon Corporation
Julie H. Jones, Ropes & Gray LLP